08006232

InBev

RECEIVED
2008 OCT -7 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 3 October 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
OCT 09 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

Brussels, 3 October 2008 –1/6

RECEIVED
2008 OCT -7 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Capital Increase Information

Trading Update

Capital Increase Information

Further to the shareholders' authorization for the Board to proceed with the capital increase required to finance 9,8 billion USD of the transaction, InBev is taking appropriate regulatory and other steps to effectively proceed with the capital increase in due course. In relation to InBev's intended capital increase, the company is providing the following trading update.

The capital increase is required to finance 9.8 billion USD of the acquisition of Anheuser-Busch Companies, Inc. ("Anheuser-Busch")

Hedging of USD and LIBOR Exposure

In line with our Risk Management policy, InBev has matched sources and uses of proceeds for the capital increase by pre-hedging the EUR-US dollar exposure at an average all-in-rate of USD 1.5409 /EUR. Since the capital increase will be in EUR and the purchase of Anheuser-Busch shares will be executed in US dollars, those hedging arrangements will effectively result in a lower number of InBev shares being issued in comparison to the number that would have been issued based on current market foreign exchange rates.

Additionally, in order to provide a higher predictability of cash flows, InBev entered into a series of forward US dollar Libor fixed interest rates swaps. As a result, the interest rates for up to an amount of USD 34.5 billion (under the USD 45 billion senior facility agreement) has effectively been fixed at 3.875% per annum plus applicable spreads, for the period of 2009-2011.

Trading Update

The following provides an overview of certain developments and performance indicators of InBev, on a consolidated basis, for the third quarter of 2008 (3Q08). It is important to note that the 3Q results figures are not yet available and therefore all information contained herein is based on the company's actual figures for the months of July and August 2008 and the latest estimate based on management's forecasts for September 2008. Accordingly, when the actual 3Q08 results are announced, there may be differences between the actual figures for September 2008 and those discussed herein, as well as between the respective analyses thereof. These differences may be material.

Except where otherwise stated, the analyses below are based on organic figures and refer to the estimates for 3Q08 versus the same period of last year:

We expect that **total volumes** as well as **own beer volumes** will increase in the low single digit percentage range, whereas year to date (August), we have gained or maintained **market share** in 8 of our top 10 markets. In addition, our global brands Beck's and Stella Artois are also growing in the low single digit percentage range.

In **Russia**, we expect that own beer volumes growth is likely to decrease in the mid single digit percentage range, as a result of weak industry volumes and share loss. However our increased focus to drive market share of higher margin and premium brands such as Siberian Crown and Klinskoye is driving volume performance for these brands at a high double digit percentage growth.

In the **Ukraine**, we expect own beer to experience volume decreases in the high single digit percentage range, for the same reasons as Russia. However as from June we have been gaining market share on a sequential basis reaching 40.6% in August (0.1p.p. higher than Aug 2007).

We expect that our volumes in **Korea** are likely to grow in the high single digit percentage range, mainly due to the success of the Cass brand (year to date growth of 18% in volumes vs. YTD 2007). In July, Cass consumer preference further increased and market share of the brand also grew year to date.

In **China**, we expect that volumes will most likely remain flat for the period. The market data up to July indicates that the industry is weak, but our market share in the regions in which we are present is improving marginally.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Capital Increase Information

Trading Update

Capital Increase Information

Further to the shareholders' authorization for the Board to proceed with the capital increase required to finance 9,8 billion USD of the transaction, InBev is taking appropriate regulatory and other steps to effectively proceed with the capital increase in due course. In relation to InBev's intended capital increase, the company is providing the following trading update.

The capital increase is required to finance 9.8 billion USD of the acquisition of Anheuser-Busch Companies, Inc. ("Anheuser-Busch")

Hedging of USD and LIBOR Exposure

In line with our Risk Management policy, InBev has matched sources and uses of proceeds for the capital increase by pre-hedging the EUR-US dollar exposure at an average all-in-rate of USD 1.5409 /EUR. Since the capital increase will be in EUR and the purchase of Anheuser-Busch shares will be executed in US dollars, those hedging arrangements will effectively result in a lower number of InBev shares being issued in comparison to the number that would have been issued based on current market foreign exchange rates.

Additionally, in order to provide a higher predictability of cash flows, InBev entered into a series of forward US dollar Libor fixed interest rates swaps. As a result, the interest rates for up to an amount of USD 34.5 billion (under the USD 45 billion senior facility agreement) has effectively been fixed at 3.875% per annum plus applicable spreads, for the period of 2009-2011.

Trading Update

The following provides an overview of certain developments and performance indicators of InBev, on a consolidated basis, for the third quarter of 2008 (3Q08). It is important to note that the 3Q results figures are not yet available and therefore all information contained herein is based on the company's actual figures for the months of July and August 2008 and the latest estimate based on management's forecasts for September 2008. Accordingly, when the actual 3Q08 results are announced, there may be differences between the actual figures for September 2008 and those discussed herein, as well as between the respective analyses thereof. These differences may be material.

Except where otherwise stated, the analyses below are based on organic figures and refer to the estimates for 3Q08 versus the same period of last year:

We expect that **total volumes** as well as **own beer volumes** will increase in the low single digit percentage range, whereas year to date (August), we have gained or maintained **market share** in 8 of our top 10 markets. In addition, our global brands Beck's and Stella Artois are also growing in the low single digit percentage range.

Out of more than 200 total brands, we have decided to focus on the ones with greater growth potential within each relevant consumer segment. Those include our global brands Beck's and Stella Artois and some of our multi-country and local jewels that together account for about 60% of our total volume. The smaller number of brands against which we decided to put greater focus and investment have shown encouraging results so far. Year to date, they have significantly outperformed total own beer sales, with volume growth in the mid single digit percentage range.

Management expects that 3Q08 operating conditions across major markets will likely remain in line with the second quarter of 2008 (2Q08), with signs of improvement in some markets. We expect that North America (NA), Latin America North (LAN), Latin America South (LAS) and Asia Pacific (APAC) will report growth in total volumes, while in Western Europe (WE) and Central and Eastern Europe (CEE) small declines in volumes are expected to occur.

In WE, although we expect total volumes to decline, we believe that our own beer volumes are likely to grow in the lower single digit percentage range. This is attributable to our strategy of reducing third party subcontracted volumes and commercial products (third party produced products resold by InBev).

The fall in volumes expected for CEE is partly due to continued volume reductions in Russia and Ukraine in the less profitable value and price brands. The enhanced focus to grow the share of higher margin and premium brands has not yet fully offset the decline in the more affordable brands. The industry as a whole is growing only modestly, contrary to the market's original expectations of strong growth.

LAS is likely to deliver the strongest performance of all InBev's zones for the quarter, total volumes likely to grow in double digit percentage terms (both beer and non-beer) ahead of industry growth. InBev believes that its innovation and marketing efforts in the region are further boosting results.

In LAN we expect volumes to grow in the mid single digit percentage range and in APAC and NA in the low single digit percentage range.

With regard to **total revenues**, we expect growth in the high single digit percentage range and mid single digit percentage range growth on a **per hectoliter basis,** reflecting the sales mix and revenue management activities implemented across our businesses. We remain committed to achieving revenue growth in excess of volume growth.

As the rate of inflation continues to increase, we expect our **Cost of Sales** (CoS) to remain directionally close to the 1H08 average. However, we expect CoS improvements in the fourth quarter of 2008 (4Q08) when compared to the fourth quarter of 2007, as commodities prices ease. As a result of inflationary pressures and commodities prices, we expect the full year CoS per hectoliter increase to be slightly ahead of the upper-end of our expectation for the full year (which is around 5-6%).

Greater increases in CoS are expected to come from LAS and CEE, attributable to commodities pricing pressures. As an example, in LAS, barley and malt prices are growing 41% versus 2007 YTD and wages are also increasing to offset higher real inflation rates. In CEE, our premiumization efforts have also led to higher costs in packaging. In addition, malt and hops prices have increased year to date in Russia and Ukraine at rates of about 60% (malt) and 85% (hops) on average.

We have implemented several initiatives to reduce the impact of commodities price growth, including: (i) seeking to increase our hedging on commodities prices exposure; (ii) leveraging our global scale in procurement and; (iii) further accelerating Zero Based Budget (ZBB) activities targeted at additional fixed cost savings.

Sales and marketing expenses will likely grow in the low double digit percentage range, a clear example that InBev is committed to generating long term top-line growth, regardless of the impact on short term results. We believe that continuous investment in our brands is key to delivering consistent results over the long run. In addition, we are continuing our efforts to shift "non-working money" into "working money"; i.e., focusing our spend on activities that directly relate to what our consumers "see, touch and enjoy".

Trends experienced in the first half of 2008, such as revenue growth ahead of volume growth and continued cost pressure resulting in a slight contraction in **EBITDA margin**, are expected to continue in the 3Q08.

In **Canada**, we expect own beer volumes to grow in the low single digit percentage range and we believe that our brands are performing well. Imports to Canada are expected to maintain their strong volumes.

Germany is a good example of the success of our brand building strategy in WE. In fact, although we expect total volumes in the country to decrease in the low single digit percentage range, we expect that our own beer volumes are likely to increase in the high single digit percentage range. This is mainly due to the reduced production of third party brands, focusing instead on our own brands. In addition, during the first six months of 2008, the market research institute Nielsen reported that Franziskaner achieved for the first time the number 2 position of market share in the German white-beer category. Furthermore, the Beck's brand is likely to continue to show a good performance.

In **Belgium**, we expect our own beer to grow in the single digit percentage range, an improvement from last quarter, following the industry's recovery. Jupiler and Stella Artois are performing especially well.

The industry in the **UK** is declining in the on-trade segment and growing slightly in the off-trade. Our own beer volume is expected to decline in the high single digit percentages, in line with the industry. Even though Stella Artois has experienced small losses in volumes year to date, it is showing some signs of stabilization, as a result of our continuous efforts to reverse the negative trend of the brand through several initiatives, such as the successful launch of the new version of Stella Artois which is 4% alcohol by volume (ABV), and is branded "Stella Artois 4%".

In **Brazil**, beer volumes are expected to grow in the low single digit percentage range, while soft drinks in the double digits. In August, we regained 60 bps of market share versus July 2008 according to the Nielsen Institute, achieving 67.3% market share vs. 67.7% in August 2007.

In **Argentina**, we expect our beer volumes to grow in the double digits percentage range, ahead of industry. Market share is expected to be increasing as well. Our strong performance in the country is a result of our focus on the premium segment, as well as successful marketing and innovation initiatives in relation to all our brands. Our performance in the premium segment is driven by the very good performance of the Stella Artois brand, which has become the leader in this segment after only 2.5 years.

In **Russia**, we expect that own beer volumes growth is likely to decrease in the mid single digit percentage range, as a result of weak industry volumes and share loss. However our increased focus to drive market share of higher margin and premium brands such as Siberian Crown and Klinskoye is driving volume performance for these brands at a high double digit percentage growth.

In the **Ukraine**, we expect own beer to experience volume decreases in the high single digit percentage range, for the same reasons as Russia. However as from June we have been gaining market share on a sequential basis reaching 40.6% in August (0.1p.p. higher than Aug 2007).

We expect that our volumes in **Korea** are likely to grow in the high single digit percentage range, mainly due to the success of the Cass brand (year to date growth of 18% in volumes vs. YTD 2007). In July, Cass consumer preference further increased and market share of the brand also grew year to date.

In **China**, we expect that volumes will most likely remain flat for the period. The market data up to July indicates that the industry is weak, but our market share in the regions in which we are present is improving marginally.

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied on for any investment contract or decision.

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of InBev or Anheuser-Busch that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of Anheuser-Busch to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above.

Forward-looking statements speak only as of the date on which such statements are made. InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes available.

****

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Rights issue expected timing

Trading update

Rights Issue Expected Timing

Further to the shareholders' authorization for the Board to proceed with the rights issue required to finance 9,8 billion USD of the transaction, InBev is taking appropriate regulatory and other steps to effectively proceed with the rights issue in due course. InBev expects that, subject to a final decision by its Board of Directors to proceed with and effectively launch the rights issue, the subscription period for the rights issue will be open from 16 October 2008 to 30 October 2008 (inclusive). BNP Paribas, Deutsche Bank and J.P. Morgan are acting as Joint Global Coordinators and Joint Bookrunners for the rights offering. Fortis Bank, ING, ABN AMRO and Santander are acting as Joint Lead Managers. The definitive dates of the subscription period, and other terms of the rights issue, will be detailed in an announcement to be published by InBev in due course, including on www.inbev.com. In relation to InBev's intended rights issue, the company is providing the following trading update.

The rights issue is required to finance 9.8 billion USD of the acquisition of Anheuser-Busch Companies, Inc. ("Anheuser-Busch")

Hedging of USD and LIBOR Exposure

In line with our Risk Management policy, InBev has matched sources and uses of proceeds for the rights issue by pre-hedging the EUR-US dollar exposure at an average all-in-rate of USD 1.5409 /EUR. Since the rights issue will be in EUR and the purchase of Anheuser-Busch shares will be executed in US dollars, those hedging arrangements will effectively result in a lower number of InBev shares being issued in comparison to the number that would have been issued based on current market foreign exchange rates.

Additionally, in order to provide a higher predictability of cash flows, InBev entered into a series of forward US dollar Libor fixed interest rates swaps. As a result, the interest rates for up to an amount of USD 34.5 billion (under the USD 45 billion senior facility agreement) has effectively been fixed at 3.875% per annum plus applicable spreads, for the period of 2009-2011.

Trading Update

The following provides an overview of certain developments and performance indicators of InBev, on a consolidated basis, for the third quarter of 2008 (3Q08). It is important to note that the 3Q results figures are not yet available and therefore all information contained herein is based on the company's actual figures for the months of July and August 2008 and the latest estimate based on management's forecasts for September 2008. Accordingly, when the actual 3Q08 results are announced, there may be differences between the actual figures for September 2008 and those discussed herein, as well as between the respective analyses thereof. These differences may be material.

Except where otherwise stated, the analyses below are based on organic figures and refer to the estimates for 3Q08 versus the same period of last year:

We expect that **total volumes** as well as **own beer volumes** will increase in the low single digit percentage range, whereas year to date (August), we have gained or maintained **market share** in 8 of our top 10 markets. In addition, our global brands Beck's and Stella Artois are also growing in the low single digit percentage range.

Out of more than 200 total brands, we have decided to focus on the ones with greater growth potential within each relevant consumer segment. Those include our global brands Beck's and Stella Artois and some of our multi-country and local jewels that together account for about 60% of our total volume. The smaller number of brands against which we decided to put greater focus and investment have shown encouraging results so far. Year to date, they have significantly outperformed total own beer sales, with volume growth in the mid single digit percentage range.

Management expects that 3Q08 operating conditions across major markets will likely remain in line with the second quarter of 2008 (2Q08), with signs of improvement in some markets. We expect that North America (NA), Latin America North (LAN), Latin America South (LAS) and Asia Pacific (APAC) will report growth in total volumes, while in Western Europe (WE) and Central and Eastern Europe (CEE) small declines in volumes are expected to occur.

In WE, although we expect total volumes to decline, we believe that our own beer volumes are likely to grow in the lower single digit percentage range. This is attributable to our strategy of reducing third party subcontracted volumes and commercial products (third party produced products resold by InBev).

The fall in volumes expected for CEE is partly due to continued volume reductions in Russia and Ukraine in the less profitable value and price brands. The enhanced focus to grow the share of higher margin and premium brands has not yet fully offset the decline in the more affordable brands. The industry as a whole is growing only modestly, contrary to the market's original expectations of strong growth.

LAS is likely to deliver the strongest performance of all InBev's zones for the quarter, total volumes likely to grow in double digit percentage terms (both beer and non-beer) ahead of industry growth. InBev believes that its innovation and marketing efforts in the region are further boosting results.

In LAN we expect volumes to grow in the mid single digit percentage range and in APAC and NA in the low single digit percentage range.

With regard to **total revenues**, we expect growth in the high single digit percentage range and mid single digit percentage range growth on a **per hectoliter basis,** reflecting the sales mix and revenue management activities implemented across our businesses. We remain committed to achieving revenue growth in excess of volume growth.

As the rate of inflation continues to increase, we expect our **Cost of Sales** (CoS) to remain directionally close to the 1H08 average. However, we expect CoS improvements in the fourth quarter of 2008 (4Q08) when compared to the fourth quarter of 2007, as commodities prices ease. As a result of inflationary pressures and commodities prices, we expect the full year CoS per hectoliter increase to be slightly ahead of the upper-end of our expectation for the full year (which is around 5-6%).

Greater increases in CoS are expected to come from LAS and CEE, attributable to commodities pricing pressures. As an example, in LAS, barley and malt prices are growing 41% versus 2007 YTD and wages are also increasing to offset higher real inflation rates. In CEE, our premiumization efforts have also led to higher costs in packaging. In addition, malt and hops prices have increased year to date in Russia and Ukraine at rates of about 60% (malt) and 85% (hops) on average.

We have implemented several initiatives to reduce the impact of commodities price growth, including: (i) seeking to increase our hedging on commodities prices exposure; (ii) leveraging our global scale in procurement and; (iii) further accelerating Zero Based Budget (ZBB) activities targeted at additional fixed cost savings.

Sales and marketing expenses will likely grow in the low double digit percentage range, a clear example that InBev is committed to generating long term top-line growth, regardless of the impact on short term results. We believe that continuous investment in our brands is key to delivering consistent results over the long run. In addition, we are continuing our efforts to shift "non-working money" into "working money"; i.e., focusing our spend on activities that directly relate to what our consumers "see, touch and enjoy".

Trends experienced in the first half of 2008, such as revenue growth ahead of volume growth and continued cost pressure resulting in a slight contraction in **EBITDA margin**, are expected to continue in the 3Q08.

In **Canada**, we expect own beer volumes to grow in the low single digit percentage range and we believe that our brands are performing well. Imports to Canada are expected to maintain their strong volumes.

Germany is a good example of the success of our brand building strategy in WE. In fact, although we expect total volumes in the country to decrease in the low single digit percentage range, we expect that our own beer volumes are likely to increase in the high single digit percentage range. This is mainly due to the reduced production of third party brands, focusing instead on our own brands. In addition, during the first six months of 2008, the market research institute Nielsen reported that Franziskaner achieved for the first time the number 2 position of market share in the German white-beer category. Furthermore, the Beck's brand is likely to continue to show a good performance.

In **Belgium**, we expect our own beer to grow in the single digit percentage range, an improvement from last quarter, following the industry's recovery. Jupiler and Stella Artois are performing especially well.

The industry in the **UK** is declining in the on-trade segment and growing slightly in the off-trade. Our own beer volume is expected to decline in the high single digit percentages, in line with the industry. Even though Stella Artois has experienced small losses in volumes year to date, it is showing some signs of stabilization, as a result of our continuous efforts to reverse the negative trend of the brand through several initiatives, such as the successful launch of the new version of Stella Artois which is 4% alcohol by volume (ABV), and is branded "Stella Artois 4%".

In **Brazil**, beer volumes are expected to grow in the low single digit percentage range, while soft drinks in the double digits. In August, we regained 60 bps of market share versus July 2008 according to the Nielsen Institute, achieving 67.3% market share vs. 67.7% in August 2007.

In **Argentina**, we expect our beer volumes to grow in the double digits percentage range, ahead of industry. Market share is expected to be increasing as well. Our strong performance in the country is a result of our focus on the premium segment, as well as successful marketing and innovation initiatives in relation to all our brands. Our performance in the premium segment is driven by the very good performance of the Stella Artois brand, which has become the leader in this segment after only 2.5 years.

In **Russia**, we expect that own beer volumes growth is likely to decrease in the mid single digit percentage range, as a result of weak industry volumes and share loss. However our increased focus to drive market share of higher margin and premium brands such as Siberian Crown and Klinskoye is driving volume performance for these brands at a high double digit percentage growth.

In the **Ukraine**, we expect own beer to experience volume decreases in the high single digit percentage range, for the same reasons as Russia. However as from June we have been gaining market share on a sequential basis reaching 40.6% in August (0.1p.p. higher than Aug 2007).

We expect that our volumes in **Korea** are likely to grow in the high single digit percentage range, mainly due to the success of the Cass brand (year to date growth of 18% in volumes vs. YTD 2007). In July, Cass consumer preference further increased and market share of the brand also grew year to date.

In **China**, we expect that volumes will most likely remain flat for the period. The market data up to July indicates that the industry is weak, but our market share in the regions in which we are present is improving marginally.

Dutch and French versions of this press release will be posted on InBev.com.

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of InBev or Anheuser-Busch that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of Anheuser-Busch to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial

resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes available.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of InBev through preference rights or scrips for InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

This document does not constitute an offering circular or prospectus in connection with an offering of securities of InBev. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by InBev. This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied on for any investment contract or decision.

BNP PARIBAS, Deutsche Bank AG, J.P. Morgan Securities Ltd, Fortis Bank SA/NV, ING Belgium, NV/SA, ABN AMRO Bank NV and Banco Santander S.A. (together, the "Underwriters") are acting as advisors to InBev and no-one else in relation to the transaction and will not be responsible to anyone else for providing the protections afforded to customers of any such Underwriter nor for providing advice in connection with the transaction. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. None of the Underwriters accepts any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with InBev or the rights issue. Each of the Underwriters accordingly disclaims all and any liability whatsoever whether arising in tort, contract or otherwise which any of them might otherwise have in respect of this document or any other statement.

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